Exhibit 99.2

RECTITUDE HOLDINGS LTD
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

RECTITUDE HOLDINGS LTD
CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2024 AND UNAUDITED INTERIM
CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2024

	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Assets
Current assets
Cash and cash equivalents	3,468,594	3,970,988	3,094,839
Accounts receivable, net	11,508,064	12,745,334	9,933,235
Inventories, net	6,249,895	6,095,351	4,750,488
Deferred initial public offering (“IPO”) costs	1,560,933	—	—
Other receivables	497,309	617,646	481,370
Advances to related parties	358,019	413,810	322,508
Total current assets	23,642,814	23,843,129	18,582,440

Non-current assets
Financial instrument	231,293	222,772	173,620
Loan receivables	—	7,057,050	5,500,000
Property, plant and equipment, net	5,811,883	6,233,598	4,858,232
Right-of-use assets – operating leases	4,522,524	4,918,763	3,833,499
Total non-current assets	10,565,700	18,432,183	14,365,351
Total assets	34,208,514	42,275,312	32,947,791

Liabilities and shareholders’ equity
Current liabilities
Bank loans, current portion	598,848	1,057,695	824,328
Finance lease liabilities, current portion	168,192	195,777	152,581
Accounts payable	6,441,094	7,195,709	5,608,066
Operating lease liabilities, current portion	1,240,129	1,250,366	974,488
Other payables	3,058,781	1,068,646	832,860
Provision for income taxes	1,177,119	646,221	503,640
Total current liabilities	12,684,163	11,414,414	8,895,963
Non-current liabilities:
Bank loans, non-current portion	3,070,967	2,864,403	2,232,408
Finance lease liabilities, non-current portion	379,481	657,916	512,755
Operating lease liabilities, non-current portion	3,487,144	4,018,004	3,131,482
Deferred tax liabilities	1,446	1,446	1,127
Total non-current liabilities	6,939,038	7,541,769	5,877,772
Total liabilities	19,623,201	18,956,183	14,773,735
Commitments and contingencies (Note 20)	—	—	—
Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares, issued 12,500,0000 shares outstanding as of March 31, 2024 and issued 14,500,000 shares outstanding as of September 30 2024, respectively*	1,707	1,978	1,542
Additional paid-in capital	3,377,293	11,382,600	8,871,172
Retained earnings	11,206,313	12,323,320	9,604,334
Accumulated other comprehensive loss	—	(388,769)	(302,992)
Total shareholders’ equity	14,585,313	23,319,129	18,174,056
Total liabilities and shareholders’ equity	34,208,514	42,275,312	32,947,791

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 15.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

RECTITUDE HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENISVE INCOME FOR THE SIX MONTHS ENDED SEPTEMBER, 30 2023 AND 2024

	For the Periods ended September 30,
	2023	2024	2024
	S$	S$	US$
Revenue	20,483,795	22,099,549	17,223,559
Cost of revenue	(12,912,013)	(14,422,920)	(11,240,683)
Gross profit	7,571,782	7,676,629	5,982,876

Selling and marketing expenses	(1,913,781)	(2,461,020)	(1,918,027)
Research and development expenses	(48,291)	(51,376)	(40,041)
General and administrative expenses	(2,916,668)	(3,821,950)	(2,978,683)
Total operating expenses	(4,878,740)	(6,334,346)	(4,936,751)

Income from operations	2,693,042	1,342,283	1,046,125

Other income (expense)
Other income, net	37,187	200,766	156,470
Interest expense	(79,173)	(88,865)	(69,259)
Total other income, net	(41,986)	111,901	87,211
Income before income tax	2,651,056	1,454,184	1,133,336
Income tax expense	(553,689)	(337,177)	(262,783)
Net income	2,097,367	1,117,007	870,553

Other comprehensive loss
Foreign currency translation loss	-	(388,769)	(302,992)
Total comprehensive loss	2,097,367	728,238	567,561

Weighted average number of ordinary shares
Basic*	12,500,000	13,614,754	13,614,754
Diluted*	12,500,000	13,614,754	13,614,754
Earnings per share
Basic	0.17	0.08	0.06
Diluted	0.17	0.08	0.06

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 15.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

RECTITUDE HOLDINGS LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

	Ordinary shares		Addition		Accumulated other	Total
	Number of shares	Amount	Paid in capital	Retained earning	comprehensive loss	shareholders’ equity
		S$	S$	S$	S$	S$
Balance as at April 1, 2023*	12,500,000	1,707	3,377,293	7,850,904	—	11,229,904
Net income	—	—	—	2,097,367	—	2,097,367
Balance as at September 30, 2023	12,500,000	1,707	3,377,293	9,948,271	—	13,327,271
Balance as at April 1, 2024	12,500,000	1,707	3,377,293	11,206,313	—	14,585,313
Issuance of ordinary shares	2,000,000	271	8,005,307	—	—	8,005,578
Net income	—	—	—	1,117,007	—	1,117,007
Foreign currency translation adjustment	—	—	—	—	(388,769)	(388,769)
Balance as at September 30, 2024	14,500,000	1,978	11,382,600	12,323,320	(388,769)	23,319,129
Balance as at September 30, 2024 (US$)	14,500,000	1,542	8,871,172	9,604,334	(302,992)	18,174,056

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 15.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

RECTITUDE HOLDINGS LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

	September 30, 2023	September 30, 2024	September 30, 2024
	S$	S$	US$
Cash flows from operating activities
Net income	2,097,367	1,117,007	870,553

Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation of property, plant and equipment	269,095	289,103	225,316
Amortization of right-of-use assets	415,364	791,120	616,569
Operating lease modifications	(7,025)	(40,525)	(31,584)
Bad debts write-off	28,542	—	—
Gain on disposal of property, plant and equipment	(5,000)	(957)	(746)
Allowance for inventories write-down	110,392	28,214	21,989
Allowance for expected credit losses – third parties	3,304	133,618	104,136
Fair value change in financial instrument	(9,162)	(3,031)	(2,362)

Changes in operating assets and liabilities
Accounts receivable, net	1,314,885	(1,370,888)	(1,068,419)
Other receivables	(109,147)	(120,337)	(93,786)
Advances to related parties	(56,959)	(55,791)	(43,481)
Inventories	(274,165)	126,330	98,457
Accounts payable	(73,743)	754,615	588,119
Other payables	309,327	(1,990,135)	(1,551,037)
Finance lease liabilities – interest portion of lease payment	(16,782)	(19,015)	(14,820)
Operating lease liabilities	(321,309)	(605,737)	(472,089)
Income tax payable	65,913	(530,898)	(413,760)
Net cash provided by/(used in) operating activities	3,740,897	(1,497,307)	(1,166,945)

Cash flows from investing activities:
Purchases of property, plant and equipment	(178,424)	(298,761)	(232,843)
Proceeds from disposal of property, plant and equipment	5,000	1,000	779
Disbursement of loan to third party	—	(7,057,050)	(5,500,000)
Net cash used in investing activities	(173,424)	(7,354,811)	(5,732,064)

Cash flows from financing activities:
Proceeds from common shares issued for cash	—	9,189,294	7,161,791
Advances from /(repayment to) shareholders, net	(122,767)	—	—
Deferred IPO expenses	(241,690)	—	—
Dividends paid	(2,000,000)	—	—
Repayments of bank loans	(191,611)	252,283	196,620
Payments for finance lease liabilities – principal portion	(83,175)	(87,065)	(67,855)
Net cash (used in)/provided by financing activities	(2,639,243)	9,354,512	7,290,556
Net changes in cash and cash equivalents	928,230	502,394	391,547
Cash and cash equivalents at beginning of the period	2,432,557	3,468,594	2,703,292
Cash and cash equivalents at end of the period	3,360,787	3,970,988	3,094,839

Supplement disclosures of cash flow information
Income taxes paid	(487,776)	(868,075)	(676,545)
Interest paid	(79,173)	(88,865)	(69,259)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Rectitude Holdings Ltd (the “Company” or “Rectitude”) was incorporated as an exempted limited liability company under the laws of the Cayman Islands on June 1, 2023. The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages wholesale and supply of safety products in Singapore. The Company is principally engaged in investment holding. As at the date of this report, subsidiaries of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Rectitude Pte. Ltd.	December 26, 1997	Singapore	100%	Wholesale of safety products
Alturan Supplies Pte. Ltd.	September 15, 2009	Singapore	100%	Supply of safety products
P.T.H. Pte. Ltd.	November 3, 2008	Singapore	100%	Supply of safety products

On January 3, 2024, the Company completed its group reorganization (the “Reorganization”) of entities under the common control of its existing shareholders, who collectively owned all the equity interests of RPL, ALS and PTH. The existing shareholders entered into a share swap arrangement with the Company, in which, Mr Zhang Jian and Ms Xu Yukai (collectively “Mr and Mrs Zhang”), Mr Chin Fook Onn, Mr Huang Dong and SOCC Technologies Pte. Ltd., transfer their existing 3,300,000 ordinary shares in RPL, ALS and PTH to the Company, in exchange for 12,499,000 ordinary shares in the Company. The Company issued 12,499,000 ordinary shares on January 2, 2024. The economic interests for Mr and Mrs Zhang, Mr Chin Fook Onn, Mr Huang Dong and SOCC Technologies Pte. Ltd. remain materially the same before and after the Reorganization.

As the Company and its subsidiaries were under the same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the Reorganization, the consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company. The ordinary shares of the Company are presented on a retroactive basis to reflect the Reorganization completed on January 3, 2024.

On June 21, 2024, the Company completed its initial public offering. In this offering, the Company issued 2,000,000 ordinary shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$8.0 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on June 21, 2024 on the Nasdaq Capital Market under the ticker symbol “RECT”.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete audited financial statements. Certain information and note disclosures normally included in the audited financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of September 30, 2024, and results of operations and cash flows for the six-months ended September 30, 2024 and 2023. The unaudited interim condensed consolidated balance sheet as of September 30, 2024 has been derived from the audited financial statements but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended March 31, 2024 and 2023, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allowance for expected credit losses for accounts receivable, impairment assessment of inventories, impairment assessment of long-lived assets, fair value of financial instrument and incremental borrowing rate of operating leases. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates. Actual results may differ from these estimates.

Foreign currency translation

The accompanying unaudited interim condensed consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“US$”), its other subsidiaries which are incorporated in Singapore are Singapore Dollars (“S$”),which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the unaudited interim condensed consolidated statements of operations and comprehensive income during the year in which they occur.

The following table outlines the currency exchange rates that were used in creating the unaudited interim condensed consolidated financial statements in this report:

	March 31, 2024	September 30, 2024
Year-end spot rate	S$1=US$1.3475	S$1 = US$1.2831
Average rate	S$1=US$1.3407	S$1 = US$1.3362

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statements of operations and comprehensive income and unaudited interim condensed consolidated statements of cash flows from S$ into US$ as of and for the period ended September 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = S$1.2831, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

The Company considers cash equivalents to be short-term, that are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash and cash equivalents consist of cash on hand, demand deposit placed with financial institutions, which is unrestricted as to withdrawal and use. Management believes that the banks and other financial institutions are of high credit quality and continually monitors the credit worthiness of these banks and financial institutions.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Management reviews the adequacy of the provision for allowance for expected credit loss on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the provision for allowance for expected credit loss when it is considered necessary. Provision for allowance for expected credit loss is write-off after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the provision for allowance for expected credit loss policy and update, if necessary.

Management recognized additional provision for allowance for expected credit losses of S$3,304 and S$133,618 (US$104,136) in profit or loss during the six months ended of September 30, 2023 and 2024, respectively.

Inventories, net

Inventories, net which comprise mainly of safety products available for sale, and are primarily stated at the lower of cost (on first-in, first-out basis) or net realizable value. Inventories valuation allowance is based on management’s estimate of future consumption for safety products and historical sales volumes.

Management recognized additional allowance for inventories write-down of S$110,392 and S$28,214 (US$21,989) in profit or loss during the six months ended of September 30, 2023 and 2024, respectively.

Other receivables

Other receivables primarily consist of prepaid expenses for insurance and refundable deposits for leases. These amounts bear no interest. Management reviews its prepayments and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2024 and September 30, 2024, no allowance was deemed necessary. Management believes that the counterparty are of high credit quality and continually monitors the credit worthiness of these counterparties.

Loan receivables

Loan receivables are initially measured at the amount of consideration exchanged and subsequently measured at amortized cost and adjusted for potential allowance for expected credit losses. Loan receivables primarily consist of loan made to third party for cash management purpose. These amounts bear an interest of 5% per annum. management reviews its loan receivables placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of September 30, 2024, no allowance was deemed necessary. Management believes that the counterparty is high credit quality and continually monitors the credit worthiness of these counterparties.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, Initial Public Offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the financial year ended March 31 2024, the Company recorded deferred offering costs of S$1,560,933 (US$1,158,392) related to the IPO.

Financial instrument

The Company has purchased a life insurance policy for one of the shareholders of the Company. The policy is recorded at its cash surrender value in accordance with FASB ASC 325-30, Investments in Insurance Contracts. ASC 325-30 permits a reporting entity to account for its investment in life insurance policy using either the investment method or the fair value method. The Company elected to use the fair value method to account for its life insurance policy. The Company initially record the purchase of life insurance policy at the purchase price, which is the amount paid for the policy, inclusive of all direct external fees and costs associated with the purchase. At each subsequent reporting period, the Company re-measure the investment at fair value in its entirety and recognize the change in fair value as gain or loss in the current period in our unaudited interim condensed consolidated statements of operations and comprehensive income.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, plant and equipment, net

Property, plant and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:
Useful life
Office equipment	5 years
Motor vehicles	5 years
Computer	1 years
Machinery	5 years
Furniture, fixtures and fittings	5 years
Leasehold building and leasehold improvement	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property, plant and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and September 30, 2024, no impairment of long-lived assets was recognized.

Fair value measurement

Accounting guidance defines fair value as the price would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents, accounts receivable, net, other receivables, bank loans — current portion, operating lease liabilities — current portion, finance lease liabilities — current portion, accounts payable, other payables, are financial assets and liabilities and are subject to fair value measurement. The Company’s current financial assets and liabilities are short-term in nature, therefore, management believes their carrying value approximate their fair value.

Leases

The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exists: a) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise, c) the lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; and e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance lease assets are included in property, plant and equipment, net, and finance lease liabilities are included in current and non-current finance lease liabilities.

Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Lease modification arose from the Company’s renegotiation and modification of certain existing operating lease contracts for certain outlets by extending the lease term for another 2 to 3 years at revised lease payments during the period ended 30 September, 2024. As these extensions are not part of the terms and conditions of the original operating lease contracts, it is accounted for as operating lease modifications with an addition to ROU of S$301,953 and S$1,187,359 (US$925,383) as of March 31, 2024 and September 30, 2024, respectively. The corresponding remeasurement to operating lease liabilities of S$294,927 and S$1,146,834 (US$893,799) as of March 31, 2024 and September 30, 2024, respectively.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2021 using the modified retrospective approach. The Company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. There were no cumulative effect adjustments for prior to April 1, 2020. The effect from the adoption of ASC 606 was not material to the Company’s financial statements.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

 Revenue for sales of products which are primarily safety equipment and auxiliary products are recognized at a point in time when the Company has satisfied its performance obligation. The key performance obligation of the Company is delivery of goods or collection by customer has occurred, evidenced by the acceptance of products by customers, whereby physical and legal control of the products is passed from the Company to its customer, and there’s no fulfilled obligation from the Company.

Upon local customers’ acceptance/acknowledgement on the acceptance of goods, control of the goods is passed from the Company to the customer, at which the Company believes it has satisfied its performance obligation to recognize revenue. For overseas customers, control of the goods is passed to the customer in accordance with terms and conditions ie. Free on Board (“FOB”), as stipulated in the respective contracts with customers. No element of financing is deemed present as typical payment terms range from 30 to 120 days from the date of issuance of invoice.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

A large portion of the revenue comes from the sale of safety products. Customer returns have historically represented a small percentage of customer sales on an annual basis. The right of return recognized in the statement of operations and comprehensive income, net of revenue were S$27,287 and S$49,951 (US$38,930) during the six months  ended September 30, 2023, and September 30, 2024 respectively. The Company does not provide warranty but gives customers one week of validation period for right of return.

Cost of revenue

Cost of revenue of safety products and other emerging products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products, net of discount received, and freight and handling charges.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, amortization of ROU — operating leases, rental expenses, media expenses for online and traditional advertising, as well as labor costs. For the six months ended September 30, 2023, and 2024, the Company’s selling and marketing expenses were S$1,913,781 and S$2,461,020 (US$1,918,027), respectively.

Research and development expenses

Research and development expenses primarily consist of compensation cost to engineering, design and product development employees. For the six months ended September 30, 2023 and 2024, the Company’s research and development expenses were S$48,291, and S$51,376 (US$40,041), respectively.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

General and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses.

Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants, which are covid related and non-covid related grants, are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received were S$10,607 and S$3,260 (US$2,541) for the six months ended September 30, 2023 and 2024, respectively from the Singapore Government.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended September 30, 2023 and 2024. The Company had no uncertain tax positions for the six months ended September 30, 2023 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Related parties’ transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are located in Singapore, no geographical segments are presented.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning April 1, 2023 as the Company is qualified as an emerging growth company. The Company has adopted this standard on April 1, 2023, the adoption did not have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — REVENUE

The following table presents the Company’s revenue disaggregated by product categories for the six months ended September 30, 2023 and 2024, respectively:

	Six months ended September 30
	2023	2024	2024
	S$	S$	US$
Sales of products – at a point in time
Safety equipment	12,290,277	17,857,745	13,917,656
Auxiliary products	8,193,518	4,241,804	3,305,903
Total revenue	20,483,795	22,099,549	17,223,559

Note 4 — OTHER INCOME, NET

	Six months ended September 30
	2023	2024	2024
	S$	S$	US$
Gain on foreign currency exchange, net	2,247	183	143
Operating lease modifications	7,025	40,525	31,584
Gain on disposal of property, plant and equipment	5,000	957	746
Rental income	—	20,670	16,109
Fair value change in financial instrument	9,162	3,031	2,362
Government grants	10,607	3,260	2,541
Interest income (Note 10)	—	122,223	95,256
Other income	3,146	9,917	7,729
Toal other income, net	37,187	200,766	156,470

Rental income related to short-term leasing of premises to a third-party customer for the six months ended September 30, 2024.

Note 5 — INVENTORIES, NET

Inventories, net consist of the following:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Goods in transit	659,367	—	—
Inventories	6,394,991	6,928,028	5,399,445
Less: Inventories allowance	(804,463)	(832,677)	(648,957)
Inventories, net	6,249,895	6,095,351	4,750,488

Movements in allowance for inventories are as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Inventories allowance, beginning	748,048	804,463	626,968
Additions	56,415	28,214	21,989
Inventories allowance, ending	804,463	832,677	648,957

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Accounts receivable – third parties	12,259,209	13,630,097	10,622,786
Less: Allowance for credit losses – third parties	(751,145)	(884,763)	(689,551)
Accounts receivable, net	11,508,064	12,745,334	9,933,235

As at the end of each reporting period, the aging analysis of accounts receivable, net of allowance for expected credit losses, based on due date is as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Within 30 days	8,777,769	10,334,958	8,054,679
Between 31 and 60 days	1,407,083	1,296,820	1,010,693
Between 61 and 90 days	1,006,916	795,848	620,254
Between 91 and 120 days	316,296	317,708	247,609
Over 120 days	—	—	—
Total accounts receivable, net	11,508,064	12,745,334	9,933,235

For the financial periods ended March 31, 2024 and September 30, 2024, there’s no outstanding receivables past due more than one year from the end of the reporting period.

Movements of allowance for credit losses — third parties are as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Allowance for expected credit losses, beginning	727,552	751,145	585,415
Write-off	(44,843)	—	—
Additions	68,436	133,618	104,136
Allowance for expected credit losses, ending	751,145	884,763	689,551

Note 7 — FINANCIAL INSTRUMENT

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Financial instrument, beginning	221,791	231,293	180,261
Net fair value change	9,502	3,031	2,362
Foreign currency adjustment	—	(11,552)	(9,003)
Financial instrument, ending	231,293	222,772	173,620

On July 8, 2019, Rectitude Pte. Ltd., a wholly-owned subsidiary of the Company, entered into a life insurance policy (the “Policy”) with an insurance company to insure against death and terminal illness of a shareholder of the Company. Under the Policy, the beneficiary and policy holder is Rectitude Pte. Ltd. and the insured sum is US$1,000,000 for the shareholder. The Company can terminate the Policy on the occurrence of the earliest of the death of the shareholder insured or other terms pursuant to the contracts. The Company paid the total insurance premium of US$182,595 at the inception of the policy. The fair value is based on the redemption value quoted by the insurance company. There is no change in valuation approach and technique. The insurance policy is pledged to the bank as security for the Company’s bank loans (Note 11).

This Policy is recorded in the consolidated financial statements as “financial instrument”, represented by the total cash surrender value of the contract stated in the annual statement of the policy (Level 3). Changes in the cash value is recognized as “other income” in the unaudited interim condensed consolidated statements of operations and comprehensive income.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Leasehold buildings and leasehold improvement	7,850,784	7,854,744	6,121,693
Computers	67,657	70,516	54,958
Office equipment	48,315	48,315	37,655
Machinery	530,183	530,183	413,205
Furniture, fixtures & fittings	57,721	61,971	48,298
Motor vehicles	2,045,884	2,745,633	2,139,843
Subtotal	10,600,544	11,311,362	8,815,652
Less: Accumulated depreciation and amortization	(4,788,661)	(5,077,764)	(3,957,420)
Property, plant and equipment, net	5,811,883	6,233,598	4,858,232

Depreciation expenses of owned assets for the six months ended September 30, 2023 and September 30, 2024 amounted to S$269,095 and S$289,103 (US$225,316), respectively. Certain leasehold properties are pledged to the banks for the Company’s bank loans (Note 11).

No impairment loss had been recognized during the six months ended September 30, 2023 and September 30, 2024, respectively.

The carrying value of property, plant and equipment on finance lease arrangements held by the Company are summarized as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Motor vehicles	1,559,976	2,189,331	1,706,282
Less: Accumulated amortization	(1,136,177)	(1,288,962)	(1,004,569)
Motor vehicles, net	423,799	900,369	701,713

Amortization expenses of assets under finance lease arrangements for the six months ended September 30, 2023 and September 30, 2024 amounted to S$116,326 and S$152,785 (US$119,075), respectively.

Note 9 — RIGHT-OF-USE ASSETS — OPERATING LEASES

Amounts relating to right-of-use assets on operating lease held by us and the associated accumulated amortization are summarized as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Leasehold buildings	5,937,734	7,125,093	5,553,030
Less: Accumulated amortization	(1,415,210)	(2,206,330)	(1,719,531)
Right-of-use assets – operating leases	4,522,524	4,918,763	3,833,499

Amortization expenses of right-of-use assets — operating leases for the six months ended September 30, 2023 and September 30, 2024 amounted to S$415,364 and S$791,120 (US$616,569), respectively.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOAN RECEIVABLES

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Loan receivables, beginning	—	—	—
Additions	—	7,057,050	5,500,000
Loan receivables, ending	—	7,057,050	5,500,000

Amount due from third party bears interest of 5% per annum, unsecured and repayable in 3 years.

Note 11 — BANK LOANS

Long-term and short-term bank loans are as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Total bank loans	3,669,815	3,922,098	3,056,736
Less: current portion of bank loans	(598,848)	(1,057,695)	(824,328)
Long-term bank loans	3,070,967	2,864,403	2,232,408

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — BANK LOANS (cont.)

Bank loans comprised of the following:

Loan	Principal amount		Maturity date	Interest Rate	Repayment method	March 31, 2024	September 30, 2024	September 30, 2024
						S$	S$	US$
				Fixed at 1.68% for first 2 years.
Mortgage loan I	S$	3,270,400	July 31, 2030	Subsequent years- 1.30% to 2.00% over the applicable 3-month Compounded Singapore Overnight Rate Average (“SORA”)	Monthly repayment	1,364,353	1,272,919	992,064

Mortgage loan II	S$	1,062,500	May 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	708,010	689,861	537,653

Mortgage loan III	S$	887,000	March 31, 2031	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	644,691	600,208	467,780

Mortgage loan IV	S$	907,000	August 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	634,075	615,744	479,888

Term loan I	S$	960,000	August 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	70,937	68,886	53,687

Term loan II	S$	200,000	August 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	17,248	16,253	12,667

Trust receipts	S$	1,000,000	N/A	Prevailing Cost of Funds plus 1.50%	Upon 90 to 120 days	230,501	658,227	512,997
Total bank loans						3,669,815	3,922,098	3,056,736

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — BANK LOANS (cont.)

For the six months ended September 30, 2023 and September 30, 2024, the effective interest rate of the Company’s bank loans ranged from 1.50% to 5.00%,and 1.50% to 4.44%, respectively.

Interest expenses arising from the Company’s bank loans for the six months ended September 30, 2023 and September 30, 2024 amounted to S$62,362 and S$69,851 (US$54,439) respectively.

The Company’s bank loans are secured by the following — existing first legal mortgages over certain properties of the Company, existing joint and several guarantees from a director and shareholders of the Company, Mr Zhang Jian and Ms Xu Yukai (Mr. and Mrs Zhang) and existing first legal assignment over an insurance policy for a shareholder of the Company.

The maturity dates for the Company’s outstanding bank loans as of September 30, 2024 are as follows:

	SGD	USD
2025	1,136,281	885,572
2026	483,483	376,809
2027	483,483	376,809
2028	483,483	376,809
2029	483,483	376,809
Thereafter	1,409,050	1,098,162
Total bank loans	4,479,263	3,490,970
Less: Imputed interest	(557,165)	(434,234)
Present value of bank loans	3,922,098	3,056,736

The Company’s bank loan agreements contain certain covenants, which require compliance with certain financial ratios. As of March 31, 2024 and September 30, 2024, the Company were in compliance with all the financial covenants under its existing loan agreements.

Note 12 — TAXES

Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payments of dividends by the Company entities to their shareholders, no Cayman Islands withholding tax will be imposed. Accordingly, the Company do not accrue for taxes.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — TAXES (cont.)

Singapore

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	Six months ended September 30
	2023	2024	2024
	S$	S$	US$
Income before income tax	2,651,056	1,454,184	1,133,336
Singapore statutory income tax rate	17%	17%	17%
Income tax expense computed at statutory rate	450,679	247,211	192,667

Reconciling items:
Income not subject to tax in Singapore	(4,350)	(163)	(127)
Non-deductible expenses	73,973	48,876	38,092
Tax exemption and rebates	(9,520)	(48,732)	(37,980)
Underprovision of tax in prior financial year	—	89,985	70,131
Others	42,907	—	—
Income tax expense	553,689	337,177	262,783

Note 13 — OTHER PAYABLES

The components of other payables are as follows:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Other payables
Current
Accrued expenses	2,129,153	736,012	573,620
Accrued expenses - IPO	891,819	—	—
Other payables	37,809	332,634	259,240
	3,058,781	1,068,646	832,860

Accrued expenses mainly consist of professional service fees and cost incurred for operating activities which are yet to bill.

Accrued expenses - IPO mainly consist of professional service fees incurred in relation to the IPO which are yet to bill.

Other payables mainly consist of payable for other services and utilities expenses.

Note 14 — RELATED PARTY BALANCES AND TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr Zhang Jian (“Mr Zhang”)	Shareholder and Director
Ms Xu Yukai (“Mrs Zhang”)	Shareholder
Mr Huang Dong (“Mr Huang”)	Shareholder and Director
Ms Ang Siew Siang (“Ms Ang”)	Director
PTH Safety equipment Sdn Bhd	Shareholder and director is Mr Zhang and Mr Huang
Zhikai International Trade (Shanghai) Co., Ltd	Shareholder and director is Mr Zhang
Greenly Trading Company	Shareholder is Ms Ang

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

a. Related party balances

		As of
Nature	Name	March 31, 2024	September 30, 2024	September 30, 2024
		S$	S$	US$
Advances to	Zhikai International Trade (Shanghai) Co., Ltd(1)	175,406	289,320	225,485

Advances to	PTH Safety Equipment Sdn Bhd(2)	182,613	124,490	97,023
Total		358,019	413,810	322,508

(1)	On April 1, 2021, the Company entered into a sales and supply service agreement with Zhikai International Trade (Shanghai) Co.,Ltd, whose shareholder is Mr Zhang, to provide products supplies services to the Company. The balances due from Zhikai International Trade (Shanghai) Co.,Ltd represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.
(2)	On April 1, 2021, the Company entered into a sales and supply service agreement with PTH Safety Equipment Sdn Bhd, whose shareholders and directors are Mr Zhang and Mr Huang, to provide products supplies services to PTH Safety Equipment Sdn Bhd. The balances due from PTH Safety Equipment Sdn Bhd. represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

b. Related party transactions

		As of
Nature	Name	September 30, 2023	September 30, 2024	September 30, 2024
		S$	S$	US$
Accountancy fees	Greenly Trading Company	(293,300)	(36,300)	(28,291)

Sales to	PTH Safety Equipment Sdn Bhd	99,605	31,867	24,836

Purchases from	PTH Safety Equipment Sdn Bhd	(92,586)	(24,565)	(19,145)

Purchases from	Zhikai International Trade (Shanghai) Co., Ltd	(465,582)	(542,842)	(423,071)

Note 15 — EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on June 1, 2023, with an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each.

On June 1, 2023, 100 ordinary shares of the Company were issued at par value of US$0.001.

On October 3, 2023, the Company’s shareholders and board of directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 per share, to US$50,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 per share.

On January 3, 2024, the Company completed the Reorganization (Note 1), resulting in 12,500,000 ordinary shares issued and outstanding. The Company only has one class of ordinary shares that are accounted for as equity. The 12,500,000 ordinary shares issued and outstanding are presented on a retroactive basis for the periods presented to reflect the Reorganization completed on January 3, 2024.

A further 2,000,000 ordinary shares were issued by June 21, 2024, resulting in 14,500,000  ordinary shares outstanding as at September 30, 2024. The Company only has one class of ordinary shares that are accounted for as equity.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — OPERATING LEASE LIABILITIES

The Company entered into various non-cancellable operating lease agreements for certain leasehold properties. The Company determine if an arrangement is a lease, or contains a lease, at inception and record the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms may include one or more options to extend the lease terms, for periods from one to three years, when it is reasonably certain that the Company will exercise that option.

As of September 30, 2024, the options to extend the leases were recognized as ROU assets — operating leases and operating lease liabilities on the consolidated balance sheets. The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at lease inception.

Future operating lease payments, excluding short-term leases, as of September 30, 2024, are detailed as follows:

Operating leases	S$	US$
2025	1,557,748	1,214,050
2026	1,529,410	1,191,965
2027	1,037,693	808,739
2028	920,479	717,387
2029	411,774	320,921
Thereafter	701,478	546,706
Total future lease payment	6,158,582	4,799,768
Less: Imputed interest	(890,212)	(693,798)
Present value of operating lease liabilities	5,268,370	4,105,970
Less: Current portion	(1,250,366)	(974,488)
Long-term portion of lease liabilities	4,018,004	3,131,482

The following table shows the weighted-average lease terms and discount rates for operating leases:

2024
Weighted average remaining lease term (Years)
Operating leases	4

Weighted average discount rate (%)
Operating leases	6%

Note 17 — FINANCE LEASE LIABILITIES

The Company has entered into various non-cancellable finance lease agreements for certain Company’s vehicles. The Company determine if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — FINANCE LEASE LIABILITIES (cont.)

Finance leases are included in property, plant and equipment and current and non-current finance lease liabilities on the consolidated balance sheets.

Future finance lease payments as of September 30, 2024, are detailed as follows:

Finance leases	S$	US$
2025	235,230	183,329
2026	204,417	159,315
2027	180,129	140,386
2028	150,336	117,166
2029	92,021	71,718
Thereafter	106,394	82,919
Total future lease payment	968,527	754,833
Less: Imputed interest	(114,834)	(89,497)
Present value of finance lease liabilities	853,693	665,336
Less: Current portion	(195,777)	(152,581)
Long-term portion of finance lease liabilities	657,916	512,755

The following table shows the weighted-average lease terms and discount rates for operating leases and finance leases:

2024
Weighted average remaining lease term (Years)
Finance leases	3

Weighted average discount rate (%)
Finance leases	5%

The components of the finance lease cost are as follows:

	Six months ended September 30
	2023	2024	2024
	S$	S$	US$
Finance lease cost:
Depreciation of property, plant and equipment	116,326	152,785	119,075
Interest on finance lease (Included in interest expense)	16,782	19,015	14,820
	133,108	171,800	133,895

Note 18 — CONCENTRATION AND RISKS

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	Six months ended September 30
	2023	2024	2024
	S$	S$	US$
Amount of the Company’s revenue
Customer A(1)	4,382,169	2,609,834	2,034,007

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — CONCENTRATION AND RISKS (cont.)

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable, net:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Amount of the Company’s accounts receivable, net
Customer A(1)	2,983,055	2,584,284	2,014,094
Customer B(1)	1,399,173	—	—

(1)	Customer is a multinational construction corporation based in Singapore.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	Six months ended September 30
	2023	2024	2024
	S$	S$	US$
Amount of the Company’s purchases
Supplier X(3)	1,761,351	2,030,838	1,582,759
Supplier Y(4)	1,851,025	2,021,302	1,575,327

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	S$	S$	US$
Amount of the Company’s accounts payable
Supplier X(3)	997,913	1,032,172	804,436
Supplier Y(4)	843,040	1,140,302	888,709

(3)	Supplier X is a safety equipment manufactory corporation based in People’s Republic of China.
(4)	Supplier Y is an industrial hardware trading and manufactory corporation based in People’s Republic of China

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, investments, amount due from related parties and other current assets. As of March 31, 2024 and September 30, 2024, all of the Company’s cash and cash equivalents were held in financial institutions with high credit ratings and quality in Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable primarily comprise of amounts receivable from the product customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these customers and generally does not require collateral or other security from the customers. The Company has established a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. Historically, such losses have been within management’s expectations.

RECTITUDE HOLDINGS LTD
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — CONCENTRATION AND RISKS (cont.)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations and bank loans.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises primarily from bank loans. The Company does not expect any significant effect on the Company’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year.

As at the reporting date, if the interest rates had been 50 basis points higher/lower with all other variables held constant, the Company’s profit before tax would have been approximately S$19,000 (US$15,000) lower/higher arising mainly as a result of higher/lower interest expense on bank loans.

Foreign currency risk

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company does not have any formal policy for hedging against currency risk. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Company, primarily Chinese Renminbi. The Company’s exposure to Chinese Renminbi is minimal and is not expect to have a material impact.

Note 19 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such a claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claim and litigation as of March 31, 2024 and September 30, 2024, and through the issuance date of these unaudited interim consolidated financial statements.

Note 20 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that from September 30, 2024 up through March 27, 2025 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements except below:

On December 12, 2024, the Company entered into a sales and purchase agreement to purchase a property at 2 Tampines North Drive 4 #02-04 Tampines Connection Singapore 529434 at a purchase price of S$1,311,000 from a third party. The construction of the property is expected to be completed by 2028.